North America Structured Investments

J.P.Morgan

15mNC3m INDU/NDX/RTY Auto Callable Contingent Interest Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlyings:	Dow Jones Industrial Average™, NASDAQ-100 Index® and Russell 2000® Index
Pricing Date:	July 17, 2020
Final Review Date:	October 18, 2021
Maturity Date:	October 21, 2021
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the final Review Date
Review Dates:	Monthly
Contingent Interest Rate:	[8.00%-10.00%]* per annum, paid monthly at a rate of between 0.66667% and 0.83333%*, if applicable
Interest Barrier:	With respect to each Underlying, an amount that represents 70.00% of its Initial Level.
Trigger Level:	With respect to each Underlying, an amount that represents 60.00% of its Initial Level.
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing level of any Underlying is less than its Trigger Level.
CUSIP:	48132MUM1
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48132MUM1/doctype/Product_Termsheet/document.pdf

For information about the estimated level of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Automatic Call

If on any Review Date (other than the first, second and final Review Dates) the closing level of each Underlying **is greater than or equal to** its Initial Level, the Notes will be automatically called and you will receive a cash payment for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date.

Payment at Maturity

If the notes have not been automatically called and (i) the Final Level of each Underlying **is greater than or equal to** its Initial Level **or** (ii) a Trigger Event has **not** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and (i) the Final Level **of any** Underlying is **less than** its Initial Level **and** (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Level of the Least Performing Underlying is less than its Initial Level, subject to any Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows:

$1,000 + ($1,000 × Least Performing Underlying Return).

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Hypothetical Returns**

	Payment at Maturity (8.00% per annum Contingent Interest Rate)	Payment at Maturity
Least Performing Underlying Return	If a Trigger Event Has Not Occured	If a Trigger Event Has Occured
60.00%	$1,006.667	$1,006.667
40.00%	$1,006.667	$1,006.667
20.00%	$1,006.667	$1,006.667
5.00%	$1,006.667	$1,006.667
0.00%	$1,006.667	$1,006.667
-5.00%	$1,006.667	$956.667
-20.00%	$1,006.667	$806.667
-30.00%	$1,006.667	$706.667
-40.01%	N/A	$599.900
-60.00%	N/A	$400.000
-80.00%	N/A	$200.000

This table does not demonstrate how your coupon payments can vary over the term of your securities.

Contingent Interest

*If the notes have not been called and the closing level of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to between $6.667 and $8.333 (equivalent to an interest rate of between 8.00% and 10.00% per annum, payable at a rate of between 0.66667% and 0.83333% per month).

**The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments 15mNC3m INDU/NDX/RTY Auto Callable Contingent Interest Notes J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks ? Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. ? The notes do not guarantee the payment of interest and may not pay interest at all. ? Payment on the notes at maturity is subject to the credit risk of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. ? You are exposed to the risks of the decline in the level of each Underlying. ? Your payment at maturity will be determined by the Least Performing Underlying. ? The appreciation potential of the notes is limited to the sum of any contingent interest payments that may be paid over the term of the notes, regardless of any appreciation of any Underlying, which may be significant. ? If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal for every 1% the Final Value of the Least Performing Underlying is less than its Initial Value. ? The benefit provided by the Trigger Level may terminate on any day during the Monitoring Period. ? The call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk. ? No dividend payments, voting rights, or ownership rights with the equity securities included in each Underlying. ? JPMorgan Chase & Co. is currently one of the companies that makes up the Dow Jones Industrial Average™. ? The notes are subject to the risks associated with non-U.S. securities. ? The notes are subject to the risks associated with small capitalization companies. Selected Risks (continued) ? JPM's estimated value of the notes will be lower than the original issue price (price to public) of the notes. ? JPM's estimated value of the notes is determined by reference to an internal funding rate. ? JPM's estimated value of the notes does not represent future values and may differ from others’ estimates. ? The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. ? Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. ? Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. ? The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. ? The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary pricing supplement for additional information. ? As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets. The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable product supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-236659 and 333-236659-01